Exhibit 1


                                        Contact:  Susie Ter-Jung
                                                  Bunge Limited
                                                  1-914-684-3398
                                                  Susie.ter-jung@bunge.com


                        Bunge Limited Subsidiary to Sell
                      Bakery Business to Dawn Food Products

WHITE PLAINS, NY - December 2, 2003 - Bunge Limited (NYSE: BG) today announced that its subsidiary Bunge North America has entered into a definitive asset purchase agreement to sell its bakery business to Dawn Food Products, Inc., of Jackson, Michigan. The sale includes the facilities that manufacture, market and sell mixes, frozen dough, syrups and toppings. The sale is expected to close by year-end, pending regulatory approval and customary closing conditions.

Cash proceeds from the transaction are expected to be approximately $76 million. After transaction-related expenses of approximately $2 million, Bunge expects to recognize a gain on the sale of approximately $4 million, or approximately $0.04 per fully diluted share. Bunge's earnings guidance for the fourth quarter of 2003 of $59 million to $69 million, or $0.58 to $0.68 per fully diluted share, based on 100.9 million fully diluted shares, did not include this gain.

About Bunge

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Founded in 1818 and headquartered in White Plains, New York, Bunge has 24,000 employees and locations in 29 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

About Bunge North America

Bunge North America (www.bungenorthamerica.com), the North American operating arm of Bunge Limited, is a vertically integrated food and feed ingredient company, supplying raw and processed agricultural commodities and specialized food ingredients to a wide range of customers in the livestock, poultry, food processor, foodservice and bakery industries. With headquarters in St. Louis, Missouri, Bunge North America and its subsidiaries operate grain elevators, grain and oilseed processing plants, edible oil refineries and food processing facilities in the U.S., Canada and Mexico.


Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint



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ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.